FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English translation of a letter to the Buenos Aires Stock Exchange, dated July 11, 2007, regarding changes to Telecom Argentina’s Board of Directors

Buenos Aires, July 11, 2007
Bolsa de Comercio de Buenos Aires

Ref: Resignation of a Director.

Incorporation of an Alternate Director as Director

of the Board of Directors and member of the Audit Committee.

Appointment of an Alternate Director

Appointment of a new Corporate General Director

Dear Sirs,

I am Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) and am writing to hereby inform you that today Mr. Raúl Antonio Miranda submitted his resignation as director to the Board of Directors of the Company, in order to pursue new professional and academic activities that would make it difficult for him to fulfill his duties in the Company.

The Board of Directors of the Company, at a meeting held today, has accepted the resignation of Mr. Miranda and decided to appoint the alternate director Mr. Esteban Gabriel Macek as director. Mr. Macek qualifies as an “independent director” and will also replace Mr. Miranda as a member of the Audit Committee.

In addition, under section 258, second paragraph of the Corporate Law, the Supervisory Committee was requested to appoint an alternate director in order to fill a vacant position. The members of the Supervisory Committee have appointed Mr. Pablo Alberto Gutiérrez, who also qualifies as an “independent director” under the criteria of the Comisión Nacional de Valores, and will serve until the next Shareholders’ Meeting.

Finally, Mr. Guillermo Pedro Gully has been appointed as interim Corporate General Director of the Telecom Argentina Group, replacing Mr. Carlos Felices who will no longer hold such position in order to dedicate himself exclusively to his duties as Chairman of the Board of Directors of Telecom Argentina.

The relevant parts of the Minutes of the Meetings of the Board of Directors No 224 and of the Supervisory Committee No 102, associated to the abovementioned matter, have been attached to this letter.

Very truly yours,

Lic. Pedro Gastón Insussarry

Responsible for Market Relations

Note: The Minutes of the Meetings of the Board of Directors No 224 and of the Supervisory Committee No 102 can be consulted and downloaded at the website of the Autopista de Información Financiera of the Comisión Nacional de Valores (http://www.cnv.gov.ar/info_financiera.asp?Lang=0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 13, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors